April 26, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela A. Long, Assistant Director

Re:	Beazer Homes USA, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed on April 7, 2011

File No.: 333-172483

Dear Ms. Long:

This letter is being submitted by Beazer Homes USA, Inc. in response to the additional comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated April 20, 2011 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form S-3, filed by the Company. Beazer Homes USA, Inc. has also filed today, Pre-effective Amendment No. 2 to the Form S-3 (the “Amended S-3”) that reflects the responses provided below.

For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. The terms “we,” “us,” “our” and the “Company” in the responses refer to Beazer Homes USA, Inc. and its consolidated subsidiaries.

General

1.	We note the acknowledgements you have provided at the end of your response letter dated April 7, 2011. However, these acknowledgements pertain to filings made in the Securities Exchange Act of 1934, as amended, and are not applicable to filings made under the Securities Act of 1933, as amended. As your registration statement is a Securities Act filing, please provide us with a written statement from the company acknowledging that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Securities and Exchange Commission

April 26, 2011

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Response

In response to the Staff’s comment, we have included the acknowledgments referenced above at the end of this response letter.

Exhibit 5.1

2.	Please file a revised legal opinion in which counsel opines as to the units inclusive of the preferred stock purchase rights. In this regard, we note that counsel’s definition of units in the first paragraph does not include the preferred stock purchase rights.

Response

In response to the Staff’s comment, we have included as Exhibit 5.1 to the Amended S-3, a revised legal opinion that opines to the units inclusive of the preferred stock purchase rights.

Securities and Exchange Commission

April 26, 2011

*    *    *    *    *

In preparing our response to the Staff’s comments, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Please direct any further questions or comments you may have regarding the Amended S-3 to me at (770) 829-3728.

Sincerely,

BEAZER HOMES USA, INC.

By:	/s/ Kenneth F. Khoury
Kenneth F. Khoury
Executive Vice President, General Counsel and Secretary

cc:	Jessica L. Dickerson, Securities and Exchange Commission, Staff Attorney

Patrick W. Macken, Troutman Sanders